UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Opera Limited

(Name of issuer)

Ordinary Shares, par value $0.0001 (Title of class of securities)

68373M107

(CUSIP number)

Jie Lv

Kunlun Tech Co., Ltd.

Block B, Mingyang International Center, No. 46 Xizongbu Hutong

Dongcheng District, Beijing, People’s Republic of China

+86 138-1135-3317

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares of the Issuer.

(1)	Names of reporting persons

Kunlun Tech Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
	(7)	Sole voting power

Number of		128,020,286
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		128,020,286
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

128,020,286
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

72.1%*
(14)	Type of reporting person (see instructions)

CO

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

(1)	Names of reporting persons

Kunlun Group Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Hong Kong
	(7)	Sole voting power

Number of		87,095,274
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		87,095,274
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

87,095,274
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

49.0%*
(14)	Type of reporting person (see instructions)

CO

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

(1)	Names of reporting persons

Kunlun Tech Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		128,020,286
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		128,020,286
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

128,020,286
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

72.1%*
(14)	Type of reporting person (see instructions)

CO

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

(1)	Names of reporting persons

Yahui Zhou
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

People’s Republic of China
	(7)	Sole voting power

Number of		128,020,286
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		128,020,286
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

128,020,286
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

72.1%*
(14)	Type of reporting person (see instructions)

IN

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

(1)	Names of reporting persons

Keeneyes Future Holding Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

Cayman Islands
	(7)	Sole voting power

Number of		0
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		0
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

0%*
(14)	Type of reporting person (see instructions)

CO

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

(1)	Names of reporting persons

Perfect Fortune Consultancy Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)

WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or place of organization

British Virgin Islands
	(7)	Sole voting power

Number of		0
shares	(8)	Shared voting power
beneficially
owned by		0
each	(9)	Sole dispositive power
reporting
person with:		0
	(10)	Shared dispositive power

		0
(11)	Aggregate amount beneficially owned by each reporting person

0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐

(13)	Percent of class represented by amount in Row (11)

0%*
(14)	Type of reporting person (see instructions)

CO

*

Calculation is based upon 177,577,676 ordinary shares outstanding of the Issuer as of September 28, 2023 as disclosed in the Issuer’s Prospectus Supplement (Registration No. 333-273242) filed with the SEC on September 29, 2023.

Introductory Statement

This Amendment No. 6 to Schedule 13D (this “Amendment”) hereby amends and supplements the initial Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2019, as amended on January 13, 2021, November 26, 2021, December 19, 2022, May 16, 2023, and July 5, 2023 (as so amended, the “Original Schedule 13D”, as amended and supplemented by this Amendment, this “Schedule 13D”), on behalf of each of the Reporting Persons (as defined below) herein.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

1)

Kunlun Tech Limited, a limited liability company incorporated in Hong Kong (“KTL”), with its registered address at FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK, and its principal business in investment holding;

2)

Kunlun Group Limited, a limited liability company incorporated in Hong Kong (“KGL”), with its registered address at RM 3508, 35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, and its principal business in investment holding;

3)

Kunlun Tech Co., Ltd., a company incorporated in the People’s Republic of China (“KTC”, together with KTL and KGL, the “Kunlun Entities”) and previously named Beijing Kunlun Tech Co., Ltd., with its business address at 46 Xizongbu Hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China. KTC is a global internet company listed on the Shenzhen Stock Exchange in January 2015;

4)

Mr. Yahui Zhou, citizen of the People’s Republic of China, chairman of the board of directors and the chief executive officer of the Issuer, with his business address at 10/F, 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China;

5)

Keeneyes Future Holding Inc., an exempted company incorporated in Cayman Islands (“KFH”), with its registered address at P.O. Box 1103, George Town, Grand Cayman KY1-1102 Cayman Islands, and its principal business in investment holding; and

6)

Perfect Fortune Consultancy Limited, a company limited by shares incorporated in British Virgin Islands (“PFC”), with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, its registered agent is Trident Trust Company (B.V.I.) Limited, which is registered in Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

KTL, KGL, KTC, Mr. Yahui Zhou, KFH and PFC are collectively referred to as “Reporting Persons.”

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of KTL, KGL, KTC, KFH and PFC as of the date hereof is set forth on Schedule A, Schedule B, Schedule C, Schedule D and Schedule E.

KTL is the holder of the 128,020,286 ordinary shares reported on this Schedule 13D, which amount consists of (i) 125,666,666 ordinary shares and (ii) 1,176,810 ADSs, representing 2,353,620 ordinary shares.

KTL is 68.03% owned by KGL and 31.97% owned by KTC. KGL is wholly owned by KTC.

KFH, which is wholly-owned by PFC, owns nil ADSs of the Issuer after completing the Offering reported on this Schedule 13D.

Mr. Yahui Zhou is the chairman of the board and chief executive officer of the Issuer. He beneficially owns 128,020,286 ordinary shares of the Issuer (consisting of 125,666,666 ordinary shares and 1,176,810 ADSs, representing 2,353,620 ordinary shares) held by KTL, which is indirectly wholly-owned by KTC. Mr. Zhou directly holds 11.92% of the equity interest of KTC and indirectly holds 15.62% through Xinyu Yingrui Century Software R&D Center L.P., a limited partnership established in the People’s Republic of China (“Xinyu Yingrui”), which is co-owned by Mr. Zhou and Ms. Qiong Li. Mr. Zhou, holds 54.8% of the equity interest of Xinyu Yingrui and, as the general partner, has sole decision making authority in terms of how the partnership exercises its ownership rights in KTC.

The number of total outstanding shares of the Issuer as of September 28, 2023 is 177,577,676.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A, Schedule B, Schedule C, Schedule D and Schedule E hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

The Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Schedule 13G filed on February 14, 2019.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

In general, the shares reported in this Schedule 13D are held for investment purposes.

On October 4, 2023, the Issuer concluded a secondary follow-on offering (the “Offering”) of an aggregate of 6,876,506 ADSs offered by KFH, a Reporting Person, at the public offering price of $12.25 per ADS (with an underwriting discounts and commissions of $0.49 per ADS). The Offering was made pursuant to the Issuer’s Registration Statement on Form F-3 initially filed on July 14, 2023 (Registration No. 333-273242) previously filed under the Act with the SEC and preliminary and final prospectus supplements thereunder.

In connection with the Offering, on September 28, 2023, the Issuer and KFH jointly entered an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. (“Citigroup”) and Goldman Sachs & Co. LLC (“Goldman Sachs”), who acted as representatives of the several underwriters listed on Schedule I to the Underwriting Agreement (the “Representatives” ). The Underwriting Agreement contains customary representations and warranties, conditions to the underwriters’ obligations, and covenants of the issuer and the selling shareholder. The foregoing description of Underwriting Agreement does not purport to be complete and is qualified in its entirely by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 of the Form 6-K Report filed by the Issuer with the SEC on September 29, 2023, and is incorporated herein by reference.

In addition, each of the directors and officers of the Issuer, the Selling Shareholder and KTL entered a lock-up letter with the Representatives (each, a “Form of Lock-Up Letter”), pursuant to which each agreed, without the prior written consent of the Representatives on behalf of the Underwriters, not to directly or indirectly, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus (the “Restricted Period”) relating to the Offering, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or American Depositary Shares (collectively, the “Securities”) beneficially owned (as such term is used in Rule 13d-3 of the Act), by such party or any other securities so owned convertible into or exercisable or exchangeable for the Securities or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Securities or such other securities of the Issuer, in cash or otherwise, or (3) request the Issuer to file a registration statement under the Securities Act of 1933, as amended with respect to any Securities owned or to be owned by such party. The foregoing description of the Lock-Up Letters does not purport to be complete and is qualified in its entirety by reference to the actual terms of the Lock-Up Letter, a copy of which is filed as Exhibit A to Exhibit 1.1 to the Form 6-K Report filed by the Issuer with the SEC on September 29, 2023, and is incorporated herein by reference.

Accordingly, in the Offering, KFH, being the Reporting Person, disposed of an aggregate of 6,876,506 ADSs, representing 13,753,012 ordinary shares of the Issuer. After giving effect to the Offering, KFH holds no shares of the Issuer. The Reporting Persons beneficially owned 72.1% of the total ordinary shares outstanding of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D. There can be no assurance, however, that any Reporting Person will take any and all of such actions.

Other than as set forth in this Amendment No. 6, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

(c) On September 28, KFH, as the selling shareholder, engaged in the Offering and agreed to sell an aggregate of 6,876,506 ADSs at $12.25 per ADS (with an underwriting discounts and commissions of $0.49 per ADS).

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) As of October 4, 2023, each of KFH and PFC ceased to beneficially own more than five percent of the Outstanding Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 of the Original Schedule 13D is hereby amended and replaced in its entirety by Exhibit 99.1 hereof.

Exhibit 99.1:

 Joint Filing Agreement, dated as of October 13, 2023, by and between Kunlun Tech Limited, Kunlun Group Limited, Kunlun Tech Co., Ltd., Mr. Yahui Zhou, Perfect Fortune Consultancy Limited and Keeneyes Future Holding Inc.

Exhibit 1.1:

Underwriting Agreement, dated September 28, 2023, by and among the Issuer, Keeneyes Future Holding Inc., Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC., as the Representatives for the Underwriters listed on Schedule I thereto (incorporated in this Schedule 13D/A by reference to Exhibit 1.1 of the Form 6-K filed by the Issuer on September 29, 2023 with the SEC).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2023

Kunlun Tech Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Group Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Keeneyes Future Holding Inc.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Director

Perfect Fortune Consultancy Limited

By:	/s/ Christiaan De Bruyn
Name:	Christiaan De Bruyn on behalf of T Proteus Limited
Title:	Director

SCHEDULE A

Directors and Executive Officers of Kunlun Tech Limited

The business address of each of the following directors and executive officers is FLAT/RM 3561, 35/F, Central Plaza, 18 Harbour Road, Wanchai, HK.

Directors:

Name	Citizenship
Tian Jin	PRC
Hanting Han	PRC
Guang Yang	USA

Executive Officers:

N/A

SCHEDULE B

Directors and Executive Officers of Kunlun Group Limited.

The business address of each of the following directors and executive officers is RM 3508，35/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	PRC
Hanting Han	PRC
Guang Yang	USA

Executive Officers:

N/A

SCHEDULE C

Directors and Executive Officers of Kunlun Tech Co., Ltd.

The business address of each of the following directors is 46 Xizongbu hutong, Mingyang International Center, Block B, Dongcheng District, Beijing 100005, People’s Republic of China.

Directors:

Name	Citizenship
Han Fang	PRC
Jie Lv	PRC
Xiaoyu Liu	PRC
Guoqiang Huang	PRC
Chenyu Zhang	PRC
Shimu Qian	PRC
Donghong Li	PRC

Executive Officers:

Name	Title	Citizenship
Han Fang	General manager	PRC
Jie Lv	Vice general manager, Secretary of the board of directors	PRC
Wei Zhang	Chief financial officer	PRC

SCHEDULE D

Directors and Executive Officers of Keeneyes Future Holding Inc.

The business address of the following director is P.O. Box 1103, George Town, Grand Cayman KY1-1102 Cayman Islands.

Director:

Name	Citizenship
Yahui Zhou	PRC

Executive Officer:

N/A

SCHEDULE E

Directors and Executive Officers of Perfect Fortune Consultancy Limited

The business address of the following director is Trident Chambers, P.O. Box 146, Road Town, Tortola VG1110, British Virgin Islands.

Directors:

Name	Citizenship
T Proteus Limited	British Virgin Islands

Executive Officers:

N/A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of Opera Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 18, 2023.

Kunlun Tech Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Group Limited

By:	/s/ Tian Jin
Name:	Tian Jin
Title:	Director

Kunlun Tech Co., Ltd.

By:	/s/ Han Fang
Name:	Han Fang
Title:	Director

Yahui Zhou

By:	/s/ Yahui Zhou
Name:	Yahui Zhou

Keeneyes Future Holding Inc.

By:	/s/ Yahui Zhou
Name:	Yahui Zhou
Title:	Director

Perfect Fortune Consultancy Limited

By:	/s/ Christiaan De Bruyn
Name:	Christiaan De Bruyn on behalf of T Proteus Limited
Title:	Director